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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  May 13, 2004



                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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                                  (3 PICTURES)

      LIHIR GOLD LIMITED ARBN 069 803 998 LHG LIHRY
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      CHAIRMAN'S ADDRESS - 2004 ANNUAL GENERAL MEETING


THE FOLLOWING ADDRESS WAS DELIVERED BY ROSS GARNAUT, CHAIRMAN OF LIHIR GOLD LIMITED, AT THE ANNUAL GENERAL MEETING HELD IN PORT MORESBY ON TUESDAY, 27 APRIL 2004.

+ INTRODUCTION

It is with sorrow that your Directors are here today without their colleague of seven years and Deputy Chairman, Sir Anthony Siaguru, who died in Brisbane on 16 April. Sir Anthony contributed greatly to the development of this company, as he did to the development of the Papua New Guinea nation. Lihir Gold Limited is grateful for Sir Anthony's work, and wishes his family well at this sad time.

Today, I will be talking about the company's 2003 results and the steps being taken to add value and growth for shareholders, most importantly through sustained and focused efforts to reduce costs and expand output. I will also discuss the company's environmental and community relations records, outline the corporate changes that have occurred over the past 12 months, and talk about Lihir Gold's outlook.

+ 2003 RESULTS

The past year has been a difficult one. It was always anticipated that 2003 would be influenced by low grades as we mined the base of the Minifie ore body. However, lower production due to a series of operational problems and higher costs from this and other sources led to disappointing performance. Production for the year fell to 550,772 ounces of gold, and net profit after tax to US$34.8 million, or US$3.7 million before reversal of impairment. These results have strengthened the company's resolve to design and implement measures to improve operational and financial performance in 2004 and beyond.

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LIHIR GOLD LIMITED ANNUAL GENERAL MEETING 2004
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The last quarter of 2003 saw much better performance in the mine and plant, and was the beginning of what was expected to be sustained improvement in operational performance. Production rose, with de-bottlenecking of the process plant and effective work by the whole production team delivering mill throughput records. Continued improvement in underlying performance in early 2004 has been obscured by the failure of the oxygen plant in March.

We are conscious of the need to rebuild the market's faith in the company. Today, the Company's Managing Director, Neil Swan, and I aim to inform you about the actions we have taken, plans we have in place, and options we are investigating to strengthen and increase the value of your company.

+ FINANCE

The fall in Lihir Gold's net profit in 2003 was due to lower production from lower ore grades and poor operational performance, combined with increased costs resulting primarily from unplanned process plant maintenance, an unfavourable exchange rate, and higher fuel and oil prices. These outweighed gains in the gold price in the second half of the year.

Total cash costs rose from US$226 per ounce in 2002, to US$301 per ounce in 2003.

Energy costs make up a significant component of Lihir Gold's cost structure. The increased price of fuel products on the world market raised the company's energy costs by US$2.6 million to US$26.5 million for the year. To minimise the company's exposure to volatile fuel and oil prices in the future, and to reduce costs, we have increased our focus on harnessing Lihir's geothermal power. In April 2003, Lihir Gold commissioned a six-megawatt geothermal power station - the first in PNG to use natural geothermal energy for the generation of electricity. Some of the funds raised through the share placement in November will be used to construct an additional 30-megawatt unit, which is due to be commissioned in the second quarter of 2005. We estimate that this unit will save the company more than US$10 million each year in fuel costs, based on current fuel prices. Given that there are substantial savings to be made and considerable environmental benefits, investigations are being undertaken to further expand geothermal capacity to supplying all, or nearly all of the company's current energy needs.

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We are looking to have the geothermal projects accredited under the international Clean Development Mechanism, whereby Lihir Gold will receive carbon credits for them, to be traded on established international carbon markets. This would be the first such accreditation in PNG.

A site-wide sustainable cost reduction programme has been introduced to establish a stronger culture of shared responsibility for improved cost management. This approach is already generating encouraging changes, and a number of initiatives are under examination or being implemented.

Given the mine's high fixed costs, increasing output is an effective way to reduce unit costs. Steps to raise production include a mine maintenance programme directed at improving equipment availability and reliability, additional measures to de-bottleneck and improve the reliability of the process plant, and initiatives to raise gold recovery.

We expect unit costs to decrease in 2004 as a result of increased production and the cost-reduction initiatives. In addition, the costs of exploration and resource drilling activities are treated as expenses at the time they are incurred, so that the completion of major parts of this work and the subsequent reduction in activity will flow through to reported costs. The lead-time involved in the cost reduction and output expansion processes, and the continued mining of relatively low-grade ores in the Minifie ore body, mean that the major reductions in unit cash costs will not be seen until 2005 and beyond.

Sales revenue has been helped by the higher spot gold price during the year. To take advantage of the favourable spot prices in the second half of the year, contracts due for delivery in the third and fourth quarters were rolled out to later years. As a result, the average cash price received per ounce for 2003 was US$364, marginally better than the average spot price for the 12 months.

In November the company raised US$151 million by an equity placement, to finance a range of investments aimed at increasing production and reducing costs. Neil Swan, the Managing Director, will speak of these in more detail. The company's cash and net debt positions are strong. From 2005 onwards, the movement into higher-grade ores, the fruition of cost-reducing and output-expanding investments, and the completion of what has been a large exploration programme, will be reflected in substantial cash flows.

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LIHIR GOLD LIMITED ANNUAL GENERAL MEETING 2004
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The company's policy is to pay out positive cash flows as dividends, unless there are defined opportunities to raise shareholder value through investment. With the low cash flows in 2003, and the high value to shareholders of the current capital expenditure programme, the company does not propose to pay a dividend this year.

+ OPERATIONS

On mine operations, 34.9 million tonnes of material were moved during the year. This was less than planned, due largely to delayed presentation of gold grades, problems with equipment availability and reliability, and the effect of higher than average rainfall on bench and road conditions. While improved maintenance management systems were put into place in 2003, and equipment availability improved significantly in the second half of the year, this still requires, and is earmarked for, considerable attention in 2004. A re-organisation of management and staff and a more effective management system will help improve mining processes, planning, efficiency and performance.

Gold production was severely hampered during the year by several unscheduled maintenance shutdowns and by gold recovery issues. In 2004, the de-bottlenecking and reliability improvement programme that has been undertaken over the past 18 months will be completed. This will increase confidence in the company's processing operations.

Gold recovery has been a problem in 2003. Continuing de-bottlenecking of the plant and increased mill throughput have challenged the recovery circuit. A new carbon regeneration kiln is being installed. Studies are also being undertaken to investigate the value of installing gravity separation equipment to capture more fine free gold.

+ ENVIRONMENTAL COMPLIANCE

Lihir Gold strives to be an exemplary leader in environmental management in PNG, applying world's best practice.

Our record speaks for itself. The impacts of our operations on the environment are less than originally predicted, we continue to maintain full compliance with all permits and licences, and have never had a major environmental incident.

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In addition to the mandatory environmental compliance monitoring, we regularly commission research by external independent environmental experts. One such research project is the CSIRO study investigating existing and potential impacts of our operations on the shallow and deep-water fish populations in the Lihir Group of Islands. The study was completed in 2003 and the results are currently being finalised. Preliminary findings indicate that fish communities around Lihir remain abundant, safe for human consumption, and largely unaffected by the mining operations.

During the past year, energy initiatives such as the commissioning of PNG's first geothermal power station, and the installation of solar panel systems on six houses on Mali Island, brought significant and sustainable benefits. Both projects provide access to a renewable, environmentally-friendly power supply and bring technology that will have benefits for future generations.

Work was undertaken during 2003 and continues in early 2004 for Lihir Gold to achieve ISO14001 (the international environmental standard) accreditation. Much of the focus during the year was on refining established policies, procedures and performance measures in preparation for a final audit in 2004. A preliminary audit conducted in 2003 has given us confidence that in 2004 Lihir Gold will become the first mining company in PNG to achieve full certification.

+ COMMUNITY RELATIONS

Maintaining a cooperative partnership with the three levels of government in PNG, and with the people of Lihir, is central to success throughout the life of the mine. In 2003, our ties with the community were strengthened through the development and implementation of a village outreach programme, cultural exchanges, and capacity training sessions with the local level government. The Board benefited from active dialogue with community leaders, which will continue into the future.

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The Integrated Benefits Package, or IBP, continued to guide our community development efforts. In 2003, a comprehensive range of benefits was delivered to the people of Lihir, including ongoing improvements to housing, education and training, water and power supplies, and law and order. Constructive discussions continue between the various parties involved in the IBP review. The importance of the review is reflected in the extensive planning and detailed negotiations that are taking place. We welcome the appointment of Mr Brown Bai as independent chairman of the review, and look forward to progress under his guidance.

Commitment to localisation saw the percentage of Lihirians employed by Lihir Gold increase from 2002. Lihirians now make up 38 percent of the workforce, with 53 percent from other parts of PNG and 9 percent from outside of the country.

Lihir Gold aims not only to encourage the local community to take advantage of the opportunities during the operation of the mine, but also to equip the relevant authorities with the capacity to support future development. The company is assisting the local level government to develop the systems and processes necessary to plan and implement IBP projects in an efficient and transparent manner.

We are grateful for the helpful approach and cooperation of Ministers and senior officers of the PNG Government throughout the year. Last year I mentioned that we were hopeful that the Papua New Guinea Government would re-commit to phasing out the Mining Levy. Today, I am happy to confirm the realisation of that hope. While the phasing out will take five years - longer than the original phase out term - it is an important development that will reduce costs and increase the amount of low-grade ore able to be mined profitably at Lihir and, in the process, lengthen the life of the mine.

The company, together with other mineral producers within PNG and the PNG Chamber of Mines and Petroleum, commends the government for the decision and, in particular, the Minister for Treasury and Finance, the Hon. Bart Philemon, and the Minister for Mining, the Hon. Sam Akoitai, for their efforts in bringing about the changes.

We also commend the efforts being undertaken to rewrite PNG's various mining laws with the objective of encouraging sustained development of the industry by providing a more certain, clear and less procedurally onerous regulatory framework. We look forward to participating in the consultative process that the government has announced will take place this year.

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+ CORPORATE CHANGES AND GOVERNANCE

It is expected that two new appointments to the Board will be made in the year ahead.

Over the past few years, much attention has been focused on global corporate governance standards. Your Board has always been committed to operating at the highest ethical and corporate governance standards, and we have taken the opportunity of the stronger international focus on these matters to review our practices.

In 2004, further attention will be given to corporate governance matters, with the application of new rules and principles from the Australian Stock Exchange and under the Sarbanes-Oxley legislation enacted in the United States is providing the occasion for systematic review of our governance principles and practices. As we maintain listings in Australia, the United States and PNG, and have been reporting under International Accounting Standards for some time, adaptation to this changing environment is relatively straightforward for Lihir Gold Limited.

+ EXPLORATION

Our active exploration program has been fundamental to the company's growth and future. Since 1997, 10 million ounces have been added to reserves.

The US$10.5 million invested in exploration last year enabled us to clearly define the magnitude of the Kapit ore body and convert much of it to reserves. The incorporation of Kapit resulted in a 4.4 million ounce increase in reserves, a rise of 27.5 percent to 20.4 million ounces. We also announced a 9 percent increase to resources, lifting Lihir's total resource to 44.7 million ounces and confirming Lihir's status as one of the world's premier gold deposits.

In addition to the resource diamond drilling, a geotechnical drill hole and test work programme was completed to determine appropriate geotechnical, geothermal and de-watering parameters for mine development. New pit designs incorporating the Kapit deposit have been developed.

A substantial geothermal depressurisation programme is required in the Kapit area before mining can begin. We are working towards early commencement of this programme.

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+ STRATEGIES FOR FUTURE GROWTH

The company expects large contributions to future profits and cash flows from current efforts to improve operational reliability, efficiency, productivity, and costs. The benefits will be manifest as we move into mining the higher-grade Lienetz ore body in 2005 and beyond.

In addition to the incremental changes, there is strong focus on a number of opportunities for a stepwisel increase in shareholder value:

      - The Kapit development programme is being fast tracked to allow optimal timing of the development of the high-grade Kapit resource.

      - We are systematically working through the opportunities for a step change in processing capability, with a view to improving the economics of the mine. Our remarkable exploration success supports this work and, indeed, requires substantial expansion of production capacity for its full value to be realised.

      - Major increases in geothermal power generation will yield a large reduction in operating costs.

+ THE COMPANY'S OUTLOOK

At last year's AGM I said that you had good reason to be optimistic about the future of your company. We are confident that the changes we have been making to the company's management and operations will yield the results sought.

I can assure you that the Board, and the company as a whole, is working with great determination to improve performance and to increase value for shareholders. The final three quarters of 2004 will be better than the first. A base has been laid for much higher profits and cash flows as we move into mining higher-grade ores in the years from early 2005.

/s/ Ross Garnaut

ROSS GARNAUT
CHAIRMAN, LIHIR GOLD LIMITED


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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.





LIHIR GOLD LIMITED





By: /s/ Mark Laurie
   Name   Mark Laurie
   Title: Company Secretary